

GALACTIC ADVENTURES

The Sci-fi Immersive Experience that Plans to Take Over the World

Reg CF – Summary Deck

Mission Statement

OUR GOAL:

Become the premiere company in the industry by creating immersive genre-driven experiences.

We'll provide our customers with exciting escape room style missions into which they will be able to live out their own stories and fantasies.





Mission Statement

Galactic Adventures will:

- Interact with detailed sets and puzzles that will transport them to another place and time.

- Encourage them to use team-building and wit to complete scenarios.

- Plans to expand into locations nationwide and internationally.

- Develop branded and licensed scenarios from film and television properties.





The Escape Room Industry

Escape Rooms have grown over the years more than 9,700% from 2014 to 2018- a mere four years later.

With audience awareness at an all-time high, this marks the perfect time to enter the market.

US Escape Room Facilities

2,350 (2018)
1850 (2017)
900 (2016)
100 (2015)
24 (2014)

RoomEscapeArtist.com



International Growth

China presently leads the market.

Opening of new Escape Rooms in international cities are on an upswing.





Cities with the most escape games
Beijing, China 182
Shanghai, China 110
Tianjin, China 93
Chongqing, China 80
Canton, China 79
Shenyang, China 75
Singapore 75
Chengdu, China 66
Budapest 63
Top city not in Asia
Dalian, China 52
Wuhan, China 47
Moscow 46
Xi-an, China 41
London 36
Markham, Canada 36
Toronto 35
Bucharest 34
Shenzhen, China 30
Tokyo, Japan 29
Istanbul 26
Kuala Lumpur 26
Fuzhou, China 26
Athens 25
Sydney 25
Los Angeles 23
Top city in U.S.
Melbourne 23
New York 21
Scarborough, Canada 21
Paris 20
Source: Escape Room Directory, EGA China and Daisuke Yamakata

What is an Escape Room?





Escape Rooms are a tactile experience that promote problem-solving and team-building in a fun and exciting way. A group of people live out a story by deciphering puzzles and clues as they race against the clock.



What Makes Galactic Adventures Unique?

Galactic Adventures an experience like no other in the world. Utilizing famous sci-fi sets allows us to market to fans as well as escape room enthusiasts. Thereby, doubling our market share and customer base potential.



Why it Works

Simple

Easy online booking software integrated directly into the website makes it simple for small and large groups.

Exciting

Entering the facility brings customers into a different world, where they will be playing through a story.

New vs. Vintage

Though the sets are based in a futuristic time period, they may also instill a vintage feel due to a fan's childhood memories.

Celebs

Having several well-known television celebrities appear in debriefing videos as well as inbedded clues, will augment player experience.

Social

This is the perfect way for friends and family to get together to do something unique and fresh; leading to many dinner table discussions.

Return Patrons

Reasons for players to return. 1. They failed the first time. 2. They want to experience a new scenario. Having multiple, and rotationg scarios is our goal.



The Puzzle Makers

Gratuitous Sets:

- Has created and installed hundreds of props & puzzles for successful escape rooms

- Will be designing, building all of the props & puzzles for Galactic Adventures

GRATUITOUS SETS



Growth & Scale

ORLANDO IN NUMBERS

IN ORLANDO, YOU'LL FIND...

#1 US TOURIST DESTINATION WITH 72 MILLION VISITORS (2017)

OCEAN FLORIDA VisitOrlando.

ORLANDO'S POPULATION IS
2,134,411
THAT'S A HIGHER POPULATION THAN 86 COUNTRIES

IN 2017, ORLANDO HAD
72 MILLION VISITORS
= EQUIVALENT TO THE WHOLE OF THE UK

Growth for Galactic Adventures means securing a base in our first location, Orlando, Florida, and expanding into other locations. Orlando is currently the #1 tourist destination in the world.

Los Angeles (2026)

San Diego (2027)

Las Vegas (2021)

Atlanta (2024)

Chicago (2028)

Toronto (2029)

London (2030)

Orlando (2020)



Phase 1 Milestones

Once funding has been completed, the following is scheduled to begin in Orlando in 2020:

April 01: Manufacture of puzzles begin.

April 15: Sign lease for storefront. Design merchandise, new bridge & uniforms.

April 23: Transport sets from Georgia to Florida.

June 01: Complete construction and alterations.

June 05: Installation of puzzles commences. Order merchandise & uniforms.

June 10: Complete final tests & play throughs. Design ads & marketing.

June 15: Hire & train employees.

June 30: Opening night party.





Use of Funds

The following is based on the minimum funding. Any additional funds will be put toward marketing and advance rent.

Designs: 5%
Rent (1st & Lst): 20%
Transport of Sets: 10%
Construction: 20%
Puzzles Creation: 24%
Puzzle Installation: 4%
Merchandise: 4%
Employees (1st Mnth): 10%
Utiliies (2 Mths): 1%
Insurance: 4%





The Numbers

In our first location will have:

- 10 booking times
- 10 players maximum
- 2 scenarios will run simultaneously (After year 1, a third will be added)

- $40 entry (2-person minimum)

- Each eighteen months we plan to open another location. By the end of year five, we plan to have three locations open.





*these are future looking projections which cannot be guaranteed. They are based on potential bookings that an increase in the number of rooms per location would allow. As we open new storefronts locations there will also be an increase in the number of scenarios per location base on available space.



Cell Phone App

To increase both awareness and excitement, we will launch an app to:

- Display videos,
- Showcase the sets
- Save group's progress for each scenario.
- Create community among players.





The Team



RAY TESI
President
Owner of Neutral Zone Studios and owner of the GA sets.



JAMES GERARDI
VP
Government IT contracting firm, other Fortune 100 companies & multiple start-ups.



SKY CONWAY
Team Member
Award-winning Producer, Writer & Attorney.



FRANK ZANCA
Team Member
Award-winning Writer, Producer, Novelist & Game Designer.

      

Reg CF - Summary Deck



Shareholders



NICHELLE NICHOLS

Shareholder

Actress, Singer, Performer & NASA partner. Starred as Lt. Uhura in Star Trek as well as Snowdogs and more.



WALTER KOENIG

Shareholder

Actor, Director and Writer. Starred as Pavel Chekov in Star Trek TV Series & seven feature films.



Contact Galactic Adventures

800-681-5988
5486 Rutherford Place
Oviedo, FL 32765

info@galactic-adventures.com

